Exhibit 99.11

IMPERIAL TOBACCO GROUP PLC ACQUIRES WORLDWIDE DAVIDOFF CIGARETTE TRADEMARK

Imperial Tobacco Group PLC today announced that, subject to clearance from the German Federal Cartel Office, it has acquired the worldwide Davidoff cigarette trademark from Tchibo Holding AG for a cash consideration of €540 million (£368 million). Imperial Tobacco Group has been the long term licensee of the worldwide Davidoff cigarette trademark since the acquisition of Reemtsma in 2002.

Gareth Davis, Chief Executive of Imperial Tobacco Group, said:  “Davidoff is our key international strategic premium cigarette brand and an important growth driver for the business. We have achieved considerable success with Davidoff cigarettes, increasing global volumes in the last four years.

“As well as significantly enhancing our brand equity this acquisition provides greater flexibility to develop the brand, enabling us to increase investment and accelerate its international growth.

“Additionally, given the global growth potential of the brand and the likelihood of significant increases in future royalty rates, acquiring the cigarette trademark at this time will ensure that we maximise value for the long term benefit of our shareholders.”

Mr Davis added: “This acquisition, combined with our ongoing share buyback programme, again demonstrates our ability to effectively manage our cash. We continue to focus on the profitable development of the business and this includes pursuing other value creating acquisition opportunities as they arise.

“I am also pleased that the provisions of the acquisition enable us to maintain our excellent relationship with the Oettinger Davidoff Group, owner of the worldwide Davidoff trademark for tobacco products other than cigarettes. This will ensure that both parties continue to share their knowledge and expertise in managing the integrity of this valuable brand.”

ENDS

Bob Dyrbus, Imperial Tobacco Group Finance Director, will host a conference call for analysts and investors at 10am BST

Dial-in number: +44 (0)20 7138 0836

Quote conference title: Imperial Tobacco Group

A replay of this call will be available from 1pm BST for seven days.

Replay access number: +44 (0)20 7806 1970

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Mr Dyrbus will host a separate conference call for media at 11am BST.

Dial-in number: +44 (0)20 7138 0817

Quote conference title: Imperial Tobacco Group

A replay of this call will be available from 2pm BST for seven days.

Replay access number: +44 (0)20 7806 1970

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NOTES TO EDITORS

Imperial Tobacco Group

Imperial Tobacco Group is the world’s fourth largest international tobacco company. The Group manufactures and sells a comprehensive range of cigarettes, tobaccos, rolling papers, filter tubes and cigars in over 130 countries worldwide. It has around 14,500 employees and 31 manufacturing sites.

Davidoff cigarette brand

Davidoff is Imperial Tobacco Group’s key international strategic premium cigarette brand and is sold in more than 70 countries worldwide. The Davidoff cigarette brand is a key growth driver for the Group and continues to perform well on a global scale. In our financial year to September 2006, we anticipate that global Davidoff volumes will be around 14 billion cigarettes (2005: 13 billion cigarettes). In the half year to March 2006, Davidoff volumes were around 6 billion cigarettes, up 7% on 2005.

ENQUIRIES

Alex Parsons,	Group Media Relations Manager	+44 (0)7967 467 241

Simon Evans,	Group Media Relations Executive	+44 (0)7967 467 684

Nicola Tate,	Investor Relations Manager	+44 (0)117 933 7082

John Nelson-Smith,	Investor Relations Manager	+44 (0)117 933 7032